Exhibit 2

Media Release

17 November 2008

Westpac welcomes final approval of the merger of Westpac and St.George

Westpac Banking Corporation today welcomed the Federal Court of Australia’s approval of the Share Scheme for the merger of Westpac and St.George.  The Court also approved the SAINTS and Option Schemes.

St.George has lodged a copy of the Court orders approving the Schemes with ASIC and the Schemes have become Effective.  Further details in relation to the Schemes and their implementation are set out in the Scheme Booklet (which is available at www.stgeorgemerger.com.au).

The New Westpac Shares issued as Share Scheme Consideration will commence trading on a deferred settlement basis on Tuesday 18 November 2008 and on a normal settlement basis on Tuesday 2 December 2008.

Capitalised terms used in this announcement have the meaning set out in the Scheme Booklet.

Ends.

For Further Information

David Lording	Jane Counsel
Westpac Media Relations	Westpac Media Relations
Ph: 02 8253 3510	Ph: 02 8253 3443
Ph: 0419 683 411	Ph: 0416 275 273